Matthew J. Foehr	Chevron Corporation
Vice President and	Comptroller’s Department
Comptroller	6001 Bollinger Canyon Rd
San Ramon, CA 94583-2324

June 8, 2010
BY ELECTRONIC TRANSMISSION
Mr. H. Roger Schwall
Assistant Director
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Chevron Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 25, 2010 Staff Comment Letter dated May 26, 2010
     File No. 001-00368
Dear Mr. Schwall:
In your letter dated May 26, 2010, you provided comments from the review by the staff of the Division of Corporation Finance (the “Staff”) of our April 13, 2010 response letter and our 2009 Form 10-K, requesting a response within 10 business days. Further to our telephone conference yesterday morning, we respectfully inform you that we will provide a response to the Staff’s comments by Thursday, June 17, 2010.
If you wish to discuss or have any questions related to the information herein, please contact Mr. Al Ziarnik, Assistant Comptroller, by telephone at (925) 842-5031 or by e-mail at apzi@chevron.com.
Very truly yours,

/s/ Matthew J. Foehr

cc: Mr. Terry M. Kee (Pillsbury Winthrop Shaw Pittman)